TRANSAMERICA SERIES TRUST

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

MFS® INVESTMENT MANAGEMENT

THIS AMENDMENT is made as of August 1, 2017 to the Sub-Advisory Agreement dated July 1, 2006, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and Massachusetts Financial Services Company d/b/a MFS® Investment Management (the “Sub-Adviser”) on behalf of Transamerica MFS International Equity VP In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Compensation. Effective August 1, 2017, the sub-advisory fee rate for Transamerica MFS International Equity VP is as follows:

0.4250% of the first $500 million of average daily net assets; 0.40% of average daily net assets over 500 million up to $1 billion; 0.375% of average daily net assets over $1 billion up to $1.5 billion; 0.35% of average daily net assets over $1.5 billion up to $2 billion; and $0.325% in excess of $2 billion.*

*	The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica International Equity Opportunities managed by the Sub-Adviser for Transamerica Funds. .

In all other respects, the Sub-Advisory Agreement dated July 1, 2006, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of August 1, 2017.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President

MASSACHUSETTS FINANCIAL SERVICES COMPANY

D/B/A MFS® INVESTMENT MANAGEMENT

By:	Carol Geremia
Name:	/s/ Carol Geremia
Title:	Executive Vice President
7/28/17